Matthews International Funds

Submission of Matters to a Vote of Security Holders

At a Special Meeting of Shareholders of the Matthews
International Funds (the "Trust") held on February 24,
2015, the following individuals were elected to serve on the Board of Trustees by the shareholders of all Funds of the Trust voting together in the aggregate:


Trustee Nominee

                       No. of "FOR" Votes     No. of Votes
                                              Withheld

Jonathan F. Zeschin       997,754,666         26,529,962

Gale K. Caruso            999,653,419         24,606,739

William J. Hackett        999,316,883         24,969,720

Christopher F. Lee        999,290,595         24,974,426

Richard K. Lyons          997,655,611         26,639,787